UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spectrum Pharmaceuticals, Inc.

File No. 001-35006 - CF#29109

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Spectrum Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2012.

Based on representations by Spectrum Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through November 15, 2017
Exhibit 10.11	through November 15, 2017
Exhibit 10.12	through November 15, 2017
Exhibit 10.14	through December 31, 2014
Exhibit 10.15	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer C. Riegel
Special Counsel